Manage Risk With Asset Allocations

September 18, 2013

Online Access
Telephone Access
Forms Library
Tax Information
College Funding Education
Contact Information

Asset allocation is a very important part of risk management within an investment portfolio. By investing in multiple asset classes, such as stocks, bonds, real estate, etc., that do not have closely correlated returns, investors can lower the variability of the returns that their portfolio experience over time. After an allocation method has been selected, periodically rebalancing the portfolio becomes an integral component to this process.

Through different allocation and diversification strategies, it may be possible to create portfolios with reduced risk (as measured by return variability) that can produce more consistent returns. For example, the S&P 500® Index, which is often used as a proxy for U.S. large cap stocks, fluctuated in annual returns from a low of -37.00% (2008) to a high of 26.47% (2009) for the five years ended December 31, 2012, while the Barclays U.S. Aggregate Bond Index, a proxy for the U.S. taxable bond market, only fluctuated between +4.22% (2012) and +7.84% (2011) over the same time period. During the calendar year of 2008, a portfolio comprised of holdings from both indices would have experienced a smaller decline than one made up entirely of the S&P 500 Index. In 2012, investing only in bonds (as defined by the Barclays U.S. Aggregate Bond Index) would have produced a positive return of 4.22%, but adding stocks to the equation would have increased the return on a portfolio for that year.

Rebalancing portfolios on a regular basis not only keeps an investor's risk tolerance in line, but it also creates a built in "buy low, sell high" strategy by forcing a partial sale of investments that have appreciated and purchasing ones that have depreciated in value.

The main goal of asset allocation is to earn a targeted return over time while reducing the overall variability, or risk, of the portfolio value. Stable returns can benefit investors by making financial planning and budgeting easier as cash flow or asset growth is more consistent. This may also reduce ill-timed buy-and-sell decisions or changes to the portfolio that investors sometimes make because of strong emotional reactions to large swings in market values.

It is essential that investors identify their objectives, risk tolerance and time horizon before selecting various asset classes to include in their portfolios. Once these factors are determined, investors set the appropriate weighting for each asset class as well as which individual selections to utilize (small cap stocks, foreign stocks, short-term bonds, high yield bonds, etc.). Several charts illustrating sample weightings are presented at the bottom of this page to help guide investors with differing time horizons and risk tolerances.

Generally, the "current income" portfolio will be most appropriate for investors who need to generate income from the portfolio or those with a short time horizon, as the higher-weighted applicable investments in that model tend to have less variation in their returns. As investors move towards higher growth portfolio allocations, larger changes in market values can be expected over short time frames as those portfolios are structured for long-term time horizons or for investors willing and able to take on more risk.


Current Income
Stocks 30%
Bonds 70%
Income and Growth
Bonds 50%
Stocks 50%
Growth
Bonds 30%
Stocks 70%
High Growth
Bonds 20%
Stocks 80%
Lower Risk
Higher Risk

If you would like more information about Sit Funds and how they may fit into your portfolio planning, please call 800-332-5580 to speak with an Investor Services Representative.

Daily Prices
Account Access
Contact Us
Documents
Applications

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

Documents and Reports

April 24, 2013

Fund Name	Fact Sheet	Semi-Annual Report	Annual Report	Summary Prospectus	Prospectus	SAI	Portfolio Holdings
Balanced	PDF 3/31/13	PDF 12/31/12	PDF 6/30/12	PDF 11/1/12	PDF 11/1/12	PDF 11/1/12	PDF 3/31/13
Dividend Growth	PDF 3/31/13	PDF 12/31/12	PDF 6/30/12	PDF 11/1/12	PDF 11/1/12	PDF 11/1/12	PDF 3/31/13
Global Dividend Growth	PDF 3/31/13	PDF 12/31/12	PDF 6/30/12	PDF 11/1/12	PDF 11/1/12	PDF 11/1/12	PDF 3/31/13
Large Cap Growth	PDF 3/31/13	PDF 12/31/12	PDF 6/30/12	PDF 11/1/12	PDF 11/1/12	PDF 11/1/12	PDF 3/31/13
Mid Cap Growth	PDF 3/31/13	PDF 12/31/12	PDF 6/30/12	PDF 11/1/12	PDF 11/1/12	PDF 11/1/12	PDF 3/31/13
International Growth	PDF 3/31/13	PDF 12/31/12	PDF 6/30/12	PDF 11/1/12	PDF 11/1/12	PDF 11/1/12	PDF 3/31/13
Small Cap Growth	PDF 3/31/13	PDF 12/31/12	PDF 6/30/12	PDF 11/1/12	PDF 11/1/12	PDF 11/1/12	PDF 3/31/13
Developing Markets Growth	PDF 3/31/13	PDF 12/31/12	PDF 6/30/12	PDF 11/1/12	PDF 11/1/12	PDF 11/1/12	PDF 3/31/13
U.S. Government Securities	PDF 3/31/13	PDF 9/30/12	PDF 3/31/12	PDF 8/1/12	PDF 8/1/12	PDF 8/1/12	PDF 3/31/13
Quality Income	PDF 3/31/13			PDF 12/31/12	PDF 12/31/12	PDF 12/31/12	PDF 3/31/13
Tax-Free Income	PDF 3/31/13	PDF 9/30/12	PDF 3/31/12	PDF 8/1/12	PDF 8/1/12	PDF 8/1/12	PDF 3/31/13
Minnesota Tax-Free Income	PDF 3/31/13	PDF 9/30/12	PDF 3/31/12	PDF 8/1/12	PDF 8/1/12	PDF 8/1/12	PDF 3/31/13

XBRL Documents. The XBRL files are in interactive data format using the eXtensible Business Reporting Language (XBRL). The XBRL files include certain information contained in the Funds' prospectus. The XBRL files may only be viewed with an interactive data viewer. The SEC provides a viewer for XBRL files.

The prospectus contains additional information about the Funds and should be read carefully before investing.

- XBRL Prospectus dated 8/1/2012
  - U.S. Government Securities Fund, Tax-Free Income Fund, and Minnesota Tax-Free Income Fund
- XBRL Prospectus dated 11/1/2012
  - Balanced Fund, Dividend Growth Fund, Global Dividend Growth Fund, Large Cap Growth Fund, Mid Cap Growth Fund, International Growth Fund, Small Cap Growth Fund and Developing Markets Growth Fund
- XBRL Prospectus dated 12/31/2012
  - Quality Income Fund

Daily Prices

Account Access

Contact Us

Documents

Applications

September 18, 2013

Manage Risk With Asset Allocation

Asset allocation is a very important part of risk management within an investment portfolio. By investing in multiple asset classes, such as stocks, bonds, real estate, etc., that do not have closely correlated returns, investors can lower the variability of the returns that their portfolio experience over time. After an allocation method has been selected, periodically rebalancing the portfolio becomes an integral component to this process.

Through different allocation and diversification strategies, it may be possible to create portfolios with reduced risk (as measured by return variability) that can produce more consistent returns. For example, the S&P 500® Index, which is often used as a proxy for U.S. large cap stocks, fluctuated in annual returns from a low of -37.00% (2008) to a high of 26.47% (2009) for the five years ended December 31, 2012, while the Barclays U.S. Aggregate Bond Index, a proxy for the U.S. taxable bond market, only fluctuated between +4.22% (2012) and +7.84% (2011) over the same time period. During the calendar year of 2008, a portfolio comprised of holdings from both indices would have experienced a smaller decline than one made up entirely of the S&P 500 Index. In 2012, investing only in bonds (as defined by the Barclays U.S. Aggregate Bond Index) would have produced a positive return of 4.22%, but adding stocks to the equation would have increased the return on a portfolio for that year.


Current Income
Stocks 30%
Bonds 70%
Income and Growth
Bonds 50%
Stocks 50%
Growth
Bonds 30%
Stocks 70%
High Growth
Bonds 20%
Stocks 80%
Lower Risk
Higher Risk

Read the full article "Manage Risk With Asset Allocations".

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

2Q 2013 Markets Overview

A look at where the markets are heading into the second half of 2013.

Full article

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

Second Quarter 2013
Markets Overview

September 18, 2013

Firm History
Glossary
Sitemap
Terms of Use
Help

Recent Federal Reserve commentary related to tapering the asset purchase program caused yields to rise significantly in the second quarter as the yield curve steepened. The 2-year, 10-year and 30-year U.S. Treasury Bond yields ended the quarter at 0.36%, 2.49%, and 3.50%, increasing +12, +64, and +40 basis points, respectively. The Barclays Aggregate Bond Index return for the quarter was -2.3%, with all of the Index's components posting negative returns. The best performing sector was asset-backed securities, primarily due to their shorter duration. The next best performing sector was U.S. Treasuries, which are not as susceptible to the widening yield spread movements as other credit-sensitive sectors. Speculation surrounding the Federal Reserve's exit strategy from accommodative policy, in addition to deleveraging by asset managers, caused an increase in market uncertainty in the second quarter. The sell-off in June dominated tax-exempt performance results for the second quarter and year to date, and it also took back much of the positive returns for the prior 12 months.

The rise in tax-exempt yields far outstripped the rise in Treasury yields during June and the quarter. Trending gradually lower until early May, tax-exempt yields then rose sharply following Federal Reserve's Chairman Bernanke's June 18 – 19 FOMC meeting. The rise in tax-exempt yields was exacerbated by a large and rapid increase in fund outflows beginning in early June and a moderately heavy supply. The tax-exempt yield curve also steepened with the rise in yields. As of June 30, 2013, relative yield ratios of high-grade tax-exempts at 100% or higher, compared to similar duration Treasuries, were well above their historical averages.
The recent rise in yields has created dislocations in the tax-exempt market that we believe will allow us to opportunistically find very attractive relative value. We continue to maintain tax-exempt portfolio durations longer than their benchmarks as a result of the steepening yield curve.

Domestic equity markets experienced the best first half performance since the 1990s, despite consolidating in June. The S&P 500® Index's -1.3% decline in June impacted its +2.9% gain for the quarter. The technology-laden NASDAQ OTC Composite was up +4.2% for the second quarter, despite a -1.5% decline in June. In both the quarter and the first half of the year, Small cap outperformed large cap stocks. Small cap growth stocks outperformed their value counterparts for the six-month period, while large and medium cap growth issues underperformed their value brethren.

The U.S. ranked third out of 33 world equity markets for the first half of 2013, following Japan and Ireland, respectively. Switzerland and Indonesia were also within the top 5 performers for the period.

We believe the U.S. will continue to muddle through the current recovery at a subpar rate of growth, and we expect the anticipation of the Fed's QE tapering to cause differentiation among companies that execute and generate earnings growth in this challenging environment.

Daily Prices
Account Access
Contact Us
Documents
Applications

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset